Exhibit 99.1

Aphria Inc. Statement Regarding Emblem Corp. Wholesale Cannabis Supply Agreement

LEAMINGTON, ON, Oct. 8, 2019 /CNW/ - Aphria Inc. ("Aphria" or the "Company") (TSX: APHA and NYSE: APHA) today issued the following statement in regards to Aleafia Health Inc.'s ("Aleafia") termination of the Company's wholesale cannabis supply agreement ("Agreement") with Emblem Corp.("Emblem"):

"We are disappointed that Aleafia has chosen to terminate its Agreement with Aphria Inc. The Company had every intention of fulfilling its obligations under the Agreement. As a large shareholder of Aleafia, Aphria made good faith efforts to ensure continuation of the Agreement understanding it was in the best interest of all parties involved. However, the termination of this legacy Agreement frees up significant supply allowing the Company to service its brands that are in high-demand across the country."

The Parties are contractually obligated to negotiate for a period of 30-days following the receipt of a formal notice of termination. If the Parties fail to arrive at any agreement or settlement within the 30-days, and if Aleafia initiates a formal claim for damages, the Company intends to vigorously defend itself.

The Agreement is not a material part of the Company's business and operations.

About Aphria Inc.
Aphria Inc. is a leading global cannabis company driven by an unrelenting commitment to our people, the planet, product quality and innovation. Headquartered in Leamington, Ontario – the greenhouse capital of Canada – Aphria Inc. has been setting the standard for the low-cost production of high-quality cannabis at scale, grown in the most natural conditions possible. Focusing on untapped opportunities and backed by the latest technologies, Aphria Inc. is committed to bringing breakthrough innovation to the global cannabis market. The Company's portfolio of brands is grounded in expertly-researched consumer insights designed to meet the needs of every consumer segment. Rooted in our founders' multi-generational expertise in commercial agriculture, Aphria Inc. drives sustainable long-term shareholder value through a diversified approach to innovation, strategic partnerships and global expansion, with a presence in more than 10 countries across 5 continents.

For more information, visit: aphriainc.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward looking statements are often identified by terms such as "may", "should", "anticipate", "expect", "potential", "believe", "intend" or the negative of these terms and similar expressions. Forward-looking statements in this news release include, but are not limited to, statements with respect to internal expectations, estimated margins, expectations with respect to actual production volumes, expectations for future growing capacity and costs, the completion of any capital project or expansions, and expectations with respect to future production costs. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; marketing costs; loss of markets; future legislative and regulatory developments involving cannabis; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the cannabis industry in Canada generally, income tax and regulatory matters; the ability of Aphria Inc. to implement its business strategies; competition; crop failure; currency and interest rate fluctuations and other risks.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

The forward-looking statements included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless required by applicable securities laws.

Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

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SOURCE Aphria Inc.

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%CIK: 0001733418

For further information: For media inquiries please contact: Tamara Macgregor, Vice President, Communications & Public Affairs, Aphria Inc., tamara.macgregor@aphria.com, 437-343-4000; For investor inquiries please contact: Katie M. Turner, ICR, Inc., katie.turner@icrinc.com, 646-277-1228

CO: Aphria Inc.

CNW 08:53e 08-OCT-19